UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2026
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Explanatory Note
In April 2026, the Supervisory Board of trivago N.V. (the “Company”) authorized a program to repurchase the Company’s American Depositary Shares (“ADSs”), each representing five Class A shares, for an aggregate amount of up to €20 million.

On May 29, 2026, the Company’s management board approved the implementation of the program. The Company may repurchase ADSs from time to time under the program, subject to the Company's discretion as to timing, amount and price. Purchases of ADSs will comply with the parameters set by the Company’s general meeting of shareholders for such ADS repurchases. The program will terminate upon the Company reaching the aggregate repurchase limit of €20 million or earlier at the Company's election.

In order to facilitate these repurchases, the Company has entered into a trading plan with a broker-dealer designed to comply with the parameters prescribed by Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Under the plan, the broker-dealer will execute purchases autonomously in accordance with pre-set price and volume parameters. The Company may enter into subsequent trading plans as part of this program. The repurchases of ADSs will be funded from available working capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: May 29, 2026	By:	/s/ Wolf Schmuhl
Wolf Schmuhl
(Chief Financial Officer)